

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Nick Glover
President and Chief Executive Officer
ProNAi Therapeutics, Inc.
2150 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8

>   **Re: ProNAi Therapeutics, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 6, 2015**
>   **File No. 333-204921**

Dear Mr. Glover:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial Data, page 10

1. Reference is made to footnote (1)(iv) on page 12 relating to the issuance of 758,050 shares of common stock upon consummation of your initial public offering. Please disclose in your footnote the amount reflected in the pro forma balance sheet relating to the expected net exercise of warrants outstanding at March 31, 2015 that would otherwise expire upon the completion of this offering.

2. Reference is made to footnote (3) on page 12, which indicates that, assuming a payment date of July 21, 2015, you expect to issue 750,672 shares of common stock to pay $3.9 million of cumulative accrued dividends to your Series C and D redeemable convertible preferred stockholders. In this regard, please provide us with the calculation of the number of shares that will be issued, including how you have valued the shares of common stock to pay the dividend, as it appears to be less than the public offering price of $15 per share, and explain why you believe such treatment is appropriate. As part of

Nick Glover
ProNAi Therapeutics, Inc.
July 10, 2015
Page 2

your response please provide us with the relevant authoritative accounting guidance which supports the basis for your conclusion.

Dilution, page 60

3. Reference is made to the table on page 61. Please tell us how you arrived at the amount representing the total consideration paid by existing shareholders of $91.7 million.

Notes to the Consolidated Financial Statements

13. Subsequent Events, page F-39

4. Reference is made to the stock options granted in June 2015 with an exercise price of $6.705 per share. Please tell us whether stock options were issued with an exercise price equal to the fair value of common stock at the date of grant. If so, please explain the reason the fair value of your common stock at the date of grant for such options was significantly lower than the fair value underlying your common stock to be sold in the offering. As part of your response, tell us the vesting terms and the amount of any compensation expense that will be recognized upon consummation of the offering. If material, consider disclosing the amount within MD&A or elsewhere as appropriate.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Susan Block
Attorney-Advisor

cc: Stephen M. Graham, Esq.
        Fenwick & West LLP